

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2014

Via E-mail
Daniel A. Doyle
Chief Financial Officer
Puget Sound Energy, Inc.
10885 N.E. 4th Street, Suite 1200
Bellevue, Washington 98004

> **Re: Puget Sound Energy, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 24, 2014**
> **File No. 333-193555**

Dear Mr. Doyle:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation of Certain Documents by Reference, 2

1. Please specifically incorporate by reference the Form 8-K filed on February 11, 2013 and revise your reference to the Form 8-K filed on February 2, 2013, as it appears that no filings were made on that date. In addition, to the extent you wish to incorporate by reference any applicable filings made during the pre-effective period, you may wish to further revise your disclosure to state that any applicable filings made after the date of the initial registration statement and prior to effectiveness will be deemed to be incorporated by reference. Please refer to Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations.

Description of Securities, page 4

2. We note your disclosure in the first paragraph on page 4 referencing "a senior note indenture." Please either revise your disclosure to refer to a specific indenture or remove this language.

3. We note your disclosure in the first paragraph on page 5 that "the senior notes will be secured by one or more series of Puget Sound Energy's first mortgage bonds." It does not appear that this registration statement covers any transaction involving the first mortgage bonds. Please tell us how you have analyzed the issuance of the first mortgage bonds for purposes of compliance with Section 5 of the Securities Act of 1933, as amended. In your response, please address whether you believe the first mortgage bonds are securities for purposes of the definition of security in Section 2(a)(1) of the Securities Act.

Legal Opinions, page 15

4. We note your disclosure that a tax opinion "may" be provided and your statement in the exhibit index that the tax opinion is to be "incorporated by reference in connection with the offering of securities to the extent required for any such offering." If you intend to provide a tax opinion, please revise your registration statement to file the tax opinion before effectiveness. Please see Item 601(b)(8) of Regulation S-K, and refer to Staff Legal Bulletin No. 19 at Section III.D.2 for further guidance.

Exhibits

5. Please file as an exhibit the form of Senior Notes.

Exhibit 5.1 – Opinion of Perkins Coie LLP

6. Please have counsel revise its opinion to remove the assumptions in clauses (c), (d), and (e) in the first paragraph on page 2. Please note it is inappropriate for counsel to include in its opinion assumptions that are overly broad, that assume away the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts. Please see Section II.B.3.a. of Staff Legal Bulletin No. 19.

7. Please confirm the state law that governs the indenture under which the securities will be issued. In this regard, we note the jurisdictional limitations in counsel's opinion. Please see Section II.B.1.e of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich A. King, Legal Branch Chief at (202) 551-3338, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director